State of Delaware
Secretary of State
Division of Corporations
Delivered 11:17 AM 08/06/2008
FILED 11:06 AM 08/06/2008
SRV 080849865 - 3465760 FILE

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
ZOOM TECHNOLOGIES, INC.

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

Zoom Technologies, Inc. (hereinafter called the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

A resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth an amendment to the Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:

RESOLVED: That Article FOURTH of the Certificate of Incorporation of the Corporation be and hereby is deleted in its entirety and the following paragraphs are inserted in lieu thereof:

"FOURTH. The total number of shares of stock which the Corporation shall have authority to issue is as follows: 25,000,000 shares of Common Stock, $.01 par value.

That, effective at 5:00 p.m. Eastern time on the filing date of this Certificate of Amendment of Certificate of Incorporation (the "Effective Time"), a one-for-five reverse stock split of the Corporation's common stock shall become effective, pursuant to which each five shares of common stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time ("Old Common Stock") shall be reclassified and combined into one share of common stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of common stock from and after the Effective Time ("New Common Stock").

Each holder of record of a certificate or certificates for one or more shares of the Old Common Stock shall be entitled to receive as soon as practicable, upon surrender of such certificate, a certificate or certificates representing the largest whole number of shares of Common Stock to which such holder shall be entitled pursuant to the provisions of the immediately preceding paragraph. Any certificate for one or more shares of the Old Common Stock not so surrendered shall be deemed to represent one share of the Common Stock for each five shares of the Old Common Stock previously represented by such certificate.

No fractional shares of Common Stock or scrip representing fractional shares shall be issued upon such combination and reclassification of the Old Common Stock into shares of Common Stock. Instead of issuing any fractional shares of Common Stock which would otherwise be issuable upon such combination and reclassification, the Corporation shall pay to the holders of the shares of Old Common Stock which were thus combined and reclassified cash in respect of such fraction in an amount equal to the same fraction of the market price per share of the Common Stock (as determined in a manner prescribed by the Board of Directors) at the close of business on the date such combination and reclassification becomes effective."

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be affixed hereto and this Certificate of Amendment to be signed by its President this 6th day of August 2008.

Zoom Technologies, Inc.

By: [signature]
Frank Manning
President